April 26, 2011

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 15, 2011

File No. 333-169499

Form 10-Q/A for the Fiscal Period Ended September 30, 2009

Filed March 15, 2011

File No. 333-148719

Dear Ms. Kohl:

First Resources, a Nevada corporation (the “Company”), has received and reviewed your letter of April 1, 2011, pertaining to the Company’s Amendment No.2 to Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on March 15, 2011, and Form 10-Q/A for the Fiscal Period Ended September 30, 2009 (the “Quarterly Report”) as filed with the Securities & Exchange Commission (the “Commission”) on March 15, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 1, 2011.

General

1.

We note your response to comment two in our letter dated January 14, 2011.  Please further revise your disclosure to state clearly in the filing that you are not a blank check company and to state that you do not have any plans to engage in a merger or acquisition with another company.

RESPONSE:  We have revised the Filing on Pages 5 and 21 to include the following language:

“The Company is not a blank check company and does not have any plans to engage in a merger or acquisition with any entity. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended, defines a “blank check company” as a company that is issuing penny stocks and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."  Though the Company is a development stage company, per Rule 1-02(h), the Company is not a blank check company as we have a specific business plan and we remain in our start-up phase of operations. The Company’s business plan relates specifically to the continued exploration of mineral claims (see “Description of Business” herein). We will continue to seek out and attempt to identify, evaluate, and qualify potential mineral claims. We will use the proceeds generated from this offering to commence our plans of operations to conduct mineral exploration activities on our currently staked mining claims to assess whether they contain mineral reserves capable of extraction. In addition, the Company’s business plan does not include any potential merger or acquisition with an unidentified company, entity or person.  For each of these reasons, the Company is not a blank check company subject to the provisions of Rule 419.”

Prospectus Cover Page

2.

We note your response to comment three in our letter dated January 14, 2011.  Please further revise your disclosure to eliminate all references to the trading price of your common stock.  In this regard, we note your statements in the second and third paragraphs under the Results of Operations section on page 28 that you issued stock “at below the trading price.”

RESPONSE:  We have revised the Filing to eliminate all references to the trading price of our common stock.

Prospectus Summary, page 5

3.

We note your response to comment five in our letter dated January 14, 2011 and we reissue this comment in part.  As previously requested, please provide and expanded discussion regarding your decision to enter into the mining business in your “Description of Business” section.  Within this discussion, please state whether  you explored any alternate business plans and provide a brief description of your activities “ [f]rom the time that [you] were considered a shell company until the time that [you] ceased being a shell company” and during which you “focused [your] efforts on developing a new business, merging with or acquiring an operating company with operating history and assets” with a view toward informing investors why you decided to enter into the mining business in light of the fact that you have only a sole officer and director with no such experience.  Also disclose the basis for your conclusion that “staking and exploring potential mineral claims could be an excellent long term investment strategy that could lead to lucrative business opportunities.”  See Item 101(h) of Regulation S-K.

RESPONSE:  We have revised the Filing on Pages 5 and 21 to include the following language:

“From the time that the Company was considered a shell company until the time that we ceased being a shell company, we had focused our efforts on developing a new business, merging with, or acquiring an operating company with operating history and assets. During this time, we evaluated possible acquisitions, while keeping current with our reporting obligations with the SEC as a publicly reporting company. We decided to enter the mining business because we were seeking out viable and feasible options to create value for our shareholders. After conducting independent research on the feasibility of discovering and exploiting commercially recoverable amounts of ore, we determined that staking and exploring potential mineral claims could be an excellent long term investment strategy that could potentially lead to lucrative business opportunities; therefore, we did not explore any alternate business plans. Accordingly, we refocused the Company's business direction to include a new business plan based on the exploration of mineral claims. To reflect the Company’s new focus, on August 19, 2010, we filed an amendment to our Articles of Incorporation with the Nevada Secretary of State changing our name to First Resources Corp.”

4.

We note your response to comment seven in our letter dated January 14, 2011 and the related revisions to your filing. Please revise your disclosure to explain your statements in the second paragraph on page six that “…to achieve a profitable level of operations, the Company believes that it needs to raise a minimum of $178,000 from the proceeds of this offering to initiate its current plan of operations and cover its operating expenses, however, if the Company raises $242,500 or more it would be able to initiate its plan of operations to the fullest potential.”  Please explain how raising $178,000 or $242,000 enables you to “achieve a profitable level of operations” in light of the fact that the activities described at the bottom of this page appear to center around sampling and exploration activities and it is unclear from our disclosure how you will profit from these activities.  Also briefly describe the difference between “initiat[ing] [your] current plan of operations” and “initiat[ing] [your] plan of operation to the fullest potential” with a view toward describing to investors the importance that raising different amounts from this offering will have on our ability to achieve operations.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“The Company believes that it needs to raise a minimum of $178,000 from the proceeds of this offering to initiate its current plan of operations and cover its offering expenses; however, if the Company raises $242,500 or more it would be able to initiate its plan of operations to the fullest potential. If the Company were to initiate its plan of operations to the fullest potential, it would have the greatest likelihood of discovering and/or extracting any ore found on the claims. More specifically, the greater amount of proceeds available to the Company for its exploration program will have the following impact on the Company’s ability to achieve operations: (i) the more extensive testing we can complete during Phase I of our plan of operations; (ii) the more holes we can drill during Phase III, or our core sampling phase of our plan of operations; and (iii) the greater likelihood we can proceed with analyzing the core samples, and potentially extracting any mineralized material, if found on the claims. For a detailed breakdown of how the Company intends to utilize proceeds generated from this offering please see the section entitled "Use of Proceeds" on Page 15 of the prospectus.”

Description of Property, page 18

5.

We note your response to comment 13 in our letter dated January 14, 2011 and we reissue this comment in part.  As previously requested, please revise your disclosure to include all of the information required by Industry Guide 7 of the Securities Act.  See Instruction 7 to Item 102 of Regulation S-K.  For example, provide a brief history of any previous operations upon the land which you have staked your claims and briefly describe the present condition of the land on which your claims are staked.  Also include a statement in this section, if true, that the property is without known reserves and that your claims are exploratory in nature.  As previously noted, this list is not exhaustive.  See Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, Industry Guide 7, for additional detail.

RESPONSE: We have revised the Filing on Pages 19 and 24 to include the following language:

“To the extent of the Company’s knowledge, there have been no previous operations on the land on which the MDZ claims are staked. The land is unimproved desert with one unpaved, four wheel drive road and one dry creek crossing the staked area.  There are no improvements, buildings, houses, or infrastructures of any kind within the claim’s boundaries, nor are there any indications there have ever been such improvements.  Currently, there are no mines on the subject land. The topographic maps prepared by the US Geologic Survey show a mine shaft within the claim’s boundaries; however, the geologists were not able to locate it during our staking program and they cannot confirm that it is in fact there, nor do they have any information pertaining to it. There are no plants, equipment, surface or subsurface improvements, or facilities on the land on which the MDZ claims are located; therefore, the Company has not incurred any costs on the property other than the annual fees, which have already paid to the Arizona BLM to stake the claims.

Competitive Factors, page 24

6.

We note your response to comment 17 in our letter dated January 14, 2011 and we reissue this comment.  As previously requested, please revise your disclosure to describe the methods by which you will compete with other mineral resource exploration companies.  If you have not identified any methods by which you will compete with other mineral exploration companies, please clearly state this fact.  See Item 101(h)(4)(iv) of Regulations S-K.

RESPONSE: We have revised the Filing to state that we have not identified any methods by which we will compete with other mineral resource companies.

Plan of Operation, page 25

7.

We note your statement in the third paragraph of this section that “[s]ubject to the receipt of sufficient funds from this Registration Statement, [you] plan to commence Phase I of the exploration program on the claim in the first quarter of 2011” and your statement in the fourth paragraph of this section of this section that “[you] expect to commence work on Phase II in the spring of 2011, subject to weather conditions and the availability of funds.” Please revise your disclosure to update your references to the first quarter of 2011 and spring of 2011 in light of the fact that you also state that each of these phases is contingent upon receiving funds from this offering, and your registration statement is not yet effective.

RESPONSE: We have revised the Filing to update our disclosures in light of the current date.

Executive Compensation, page 31

8.

We note your response to comment 22 in our letter dated January 14, 2011 and the related revisions to your filing to indicate that Mssr. MacLean received $25,000 in connection with the change in control of your company.  We also note your disclosure in the Purchase and Sale section of the Affiliate Stock Purchase Agreement filed as Exhibit 10.2 to this registration statement that “the Seller hereby agrees to sell, assign, transfer and deliver to the Purchaser…the Purchased Shares for an aggregate purchase price of US $15,000.”  Please revise your disclosure to clarify this apparent inconsistency.  Also revise your disclosure to state affirmatively, if true, that Mssr. MacLean did not receive any compensation in 2009, other than that in connection with the change in control of your company.

RESPONSE: The referenced amount was inadvertent; therefore, we have revised the Filing on Page 33 to include the correct amount and have also included the following language in the footnote:

“Daniel MacLean was paid this amount pursuant to a private transaction on December 3, 2009 between Mr. MacLean and Ms. Gloria Ramirez-Martinez whereby Ms. Ramirez-Martinez received 1,400,000 shares for $15,000 and such transaction was in connection with the change of control in the Company. Mr. MacLean did not receive any compensation in 2009, other than as disclosed herein in connection with the change in control of the Company.”

9.

We note your disclosure tin the Summary Compensation Table that you did not issue any compensation to Ms. Ramirez-Martinez in 2009 or 2010.  However, we also note your disclosure in Note 5 – Stockholders’ Equity on page F-9 that “[d]uring the period ended June 30, 2010, the Company issued to the President of the Company, 10,000,000 share of its par value $0.0001 common stock for cash at $0.0025 per share” and that “[s]tock based compensation in the amount of $875,000 was recorded.”  Please revise your Summary Compensation Table to reflect this compensation.  See Item 402(n) of Regulation S-K.

RESPONSE: We have revised the Filing accordingly.

Certain Relationships and Related Transactions, page 32

10.

We note your disclosure that “Ms. Ramirez-Martinez has made cash advances to the Company in the amount of $14,864.” However, we also note your disclosure in Note 4-Related Party Payables on Page F-9 that “the Company has received cash advances…of $16,898 and $14, 288” from related parties.  Please revise this section of your filing to clarify the amounts advanced and identify all related parties who have advanced funds to the company.  See Item 404(d)(1) of Regulation S-K.

RESPONSE: We have revised the Filing on Page 35 to include the following language:

“Accordingly, as of December 31, 2010, Ms. Ramirez-Martinez has made cash advances to the Company in the amount of $19,548. Such advances have been used to cover general operating expenses. These advances are non-interest bearing, unsecured and due upon demand. The Company intends to repay these advances through revenue generated from the execution of the Company's current plan of operation. The Company has no plans to use any funds generated from the proceeds of this offering to pay this related party payable. Ms. Ramirez-Martinez has indicated that she may be willing to provide additional financing in the future should the need arise. However, there has been no commitment beyond verbal assurances.

On May 11, 2010, Gloria Ramirez-Martinez was issued 10,000,000 shares of its Common Stock, par value $0.0001, in exchange for $25,000. The shares were acquired pursuant to Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were transactions by an issuer not involving a public offering.”

Financial Statements, page F-1

11.

Please update the audited financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We have revised the Filing accordingly.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, II-2

Exhibit 5.1 – Opinion of Carrillo, Huettel, & Zouvas, LLP

12.

Please have counsel revise the opinion to state in the forepart of the opinion that counsel has acted as such to the issuer.  Also have counsel revise the opinion to cover all of the shares being registered as part of this registration statement.  In this regard, we note counsel’s statement in the third paragraph of the opinion that “[counsel] is of the opinion that the 4,000,000 shares of the Company’s Common Stock being registered…have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable.”  However, we also note your disclosure on the cover page of the prospectus and throughout the registration statement that you are offering up to 10,000,000 shares of common stock.  Finally, please have counsel limit the expert reference to Section 7 of the Securities Act of 1933, as amended.

RESPONSE: We have included a revised opinion from counsel.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2010

Statements of Cash Flows, page 6

13.

It does not appear that stock-based compensation, imputed interest, common stock issued for cash and proceeds from related party loans for the period from inception through September 30, 2010 are properly presented. For example, (i) stock-based compensation expense is included in proceeds from issuance of common stock rather than as an adjustment to reconcile net loss to net cash provided by operating activities, (ii) imputed interest differs from the aggregate amounts reflected in stockholders’ equity and (iii) proceeds from related party loans differs from the proceeds disclosed in Note 4.  Please revise or advise.

RESPONSE: We have revised the Quarterly Report accordingly.

In connection with the Company’s responding to the comments set forth in the April 1, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

By: Gloria Ramirez-Martinez

Title:  President and Chief Executive Officer

5